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Exhibit 21

Name	Jurisdiction of Formation	Trade Names
Overstock.com Services, Inc.	Utah	Overstock.com Services
Market Partner Holdings, Inc.	Utah
Market Partner Operations, Inc.	Utah
Market Partner SR, Inc.	Utah
Market Partner BB, Inc.	Utah
Market Partner BC, Inc.	Utah
Market Partner EB, Inc.	Utah
Market Partner NE, Inc.	Utah
My Current, Inc.	Utah	My Current

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  Exhibit 21